SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 23, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 278865100                                                Page 2


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henkel KGaA

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                  (b) [ ]
    3

    4    SOURCE OF FUNDS*

         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

                              7    SOLE VOTING POWER
                                   20,679,312
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              14,666,664
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 20,679,312
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   14,666,664

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         35,345,976

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.6%

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 278865100                                                Page 3

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HC Investments, Inc.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                  (b) [ ]
    3

    4    SOURCE OF FUNDS*

         AF, WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              14,666,664
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   14,666,664

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,666,664

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.5 %

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         KGaA acquired 607,800 shares of Common Stock in open market purchases beginning on October 23, 2001, for an aggregate amount equal to approximately $21.6 million. The funds used for such purchases came from KGaA's general corporate resources.

Item 4.  Purpose of Transaction.

         On November 23, 2001, Henkel advised Ecolab that it had determined to take cash in connection with the Proposed Sale. Based on present estimates and subject to post-closing adjustments, Henkel will receive approximately 497.4 million Euros, initially in the form of a 60-day note, upon consummation of the Proposed Sale, currently scheduled to take place on November 30, 2001.

         KGaA acquired the shares of Common Stock described in Item 3 above in order to expand and strengthen its minority investment in, and to strengthen Henkel's long-term relationship with, Ecolab.

         As previously described in the Schedule 13D, under the Existing Stockholder's Agreement, Henkel may acquire shares of Common Stock so long as the acquisition does not cause Henkel to beneficially own more than 30% of the outstanding Common Stock, which percentage will be increased to 35% upon consummation of the Proposed Sale.

         Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Ecolab, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Ecolab and the status of the Joint Venture and the Proposed Sale, and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Existing Stockholder's Agreement (or the Proposed Amended Stockholder's Agreement, as applicable) and applicable law.

         Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) At the date hereof, in the aggregate, the 35,345,976 shares of Common Stock owned by HCI and KGaA represent approximately 27.6% of the 127,842,607 shares of Common Stock reported by Ecolab in its Quarterly Report on Form 10-Q to be outstanding as of October 31, 2001.

         Of that total, HCI beneficially owns 14,666,664 shares of Common Stock (approximately 11.5% of such total). HCI and, by virtue of its indirect control of HCI, KGaA share the power to vote and the power to dispose of these shares of Common Stock (subject to the provisions of the Existing Stockholder's Agreements).

         KGaA directly and beneficially owns the remaining 20,679,312 shares of Common Stock (approximately 16.2% of such total). KGaA has the sole power to vote and the sole power to dispose of those shares of Common Stock (subject to the provisions of the Existing Stockholder's Agreements).

         (c) Certain information with respect to each transaction in the Common Stock since October 9, 2001 (the date of Amendment No. 6 to the Schedule 13D) is set forth in Exhibit 21 hereto. Except as set forth herein or in Amendment No. 6, no transactions in shares of Common Stock were effected during the past 60 days by HCI or KGaA, or, to the best of their knowledge, by Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Annex I to the
Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 21 Purchases of Common Stock from October 9, 2001 through November 23, 2001.

                                    Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2001                       Henkel KGaA



                                               By:  /s/  Carl Braun
                                                  ----------------------------
                                                   Dr. Carl Braun
                                                   Vice President



                                               By:  /s/  Thomas-Gerd Kuhn
                                                  ----------------------------
                                                   Thomas-Gerd Kuhn
                                                   Senior Corporate
                                                   Counsel


                                               HC Investments, Inc.



                                               By:  /s/  James E. Ripka
                                                  ----------------------------
                                                   James E. Ripka
                                                   President

                                  Exhibit Index
                                  -------------

Exhibit 1           Stock Purchase Agreement by and among HC               (i)
                    Investments, Inc., Henkel KGaA and Ecolab Inc.
                    dated as of December 11, 1989

Exhibit 2           Amendment No. 1 to Stock Purchase Agreement by and     (i)
                    among HC Investments, Inc., Henkel KGaA and Ecolab
                    Inc. dated as of December 11, 1989

Exhibit 3           Confidentiality Agreement between Henkel KGaA and      (i)
                    Ecolab Inc. dated November 13, 1989

Exhibit 4           Press Release issued by Ecolab Inc. and Henkel         (i)
                    KGaA on December 11, 1989

Exhibit 5           Amendment No. 2 to Stock Purchase Agreement by and     (ii)
                    among HC Investments, Inc., Henkel KGaA and Ecolab
                    Inc. dated as of September 11, 1990

Exhibit 6           Umbrella Agreement by and between Henkel KGaA and      (ii)
                    Ecolab Inc. dated as of September 11, 1990

Exhibit 7           Joint Venture Agreement by and between Henkel KGaA     (ii)
                    and Ecolab Inc. dated as of September 11, 1990

Exhibit 8           Stockholder's Agreement between Henkel KGaA and        (ii)
                    Ecolab Inc. dated as of September 11, 1990

Exhibit 9           Amendment No. 3 to Stock Purchase Agreement by and     (iii)
                    among HC Investments, Inc., Henkel KGaA and Ecolab
                    Inc. dated as of March 8, 1991

Exhibit 10          First Amendment to the Umbrella Agreement by and       (iii)
                    between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 11          First Amendment to the Joint Venture Agreement by      (iii)
                    and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 12          First Amendment to the Stockholder's Agreement         (iii)
                    between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13          Amended and Restated Umbrella Agreement by and         (iv)
                    between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14          Amended and Restated Joint Venture Agreement by        (iv)
                    and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 15          Amended and Restated Stockholder's Agreement           (iv)
                    between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 16          Press Release issued by Ecolab Inc. and Henkel         (iv)
                    KGaA on July 11, 1991

Exhibit 17          Amendment No. 1 to Amended and Restated                (v)
                    Stockholder's Agreement between Henkel KGaA and
                    Ecolab Inc. dated as of June 30, 2000

Exhibit 18          Master Agreement, dated as of December 7, 2000,        (v)
                    between Ecolab Inc. and Henkel KGaA

Exhibit 19          Form of Second Amended and Restated Stockholder's      (v)
                    Agreement

Exhibit 20          Purchases of Common Stock from December 14, 2000       (vi)
                    through October 5, 2001.

Exhibit 21          Purchases of Common Stock from October 9, 2001         11
                    through November 23, 2001.

(i)      Previously filed as an Exhibit to the Schedule 13D on December 20,
         1989.

(ii) Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.

(iii) Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv) Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.

(v) Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.

(vi) Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.